UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kronos Worldwide, Inc.
(Name of Issuer)

(Amendment No. 1)*

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50105F 10 5
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2015
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS NL Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,219,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,219,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,219,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,346,984
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Serena Simmons Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 1
TO SCHEDULE 13D

Capitalized terms not otherwise defined in this Amendment No. 1 to this Statement on Schedule 13D (this "Statement") shall have the meanings assigned to such terms in the original filing of this Statement filed with the U.S. Securities and Exchange Commission effective as of February 3, 2014.  This Statement relates to the common stock, par value $0.01 per share (the "Shares"), of Kronos Worldwide, Inc., a Delaware corporation ("Kronos Worldwide").  Items 2, 4, 5 and 6 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of a change of control of Kronos Worldwide resulting from the termination, effective November 20, 2015, of the Voting Agreement.

Item 2.	Identity and Background.

(a)            The following entities or persons are filing this Statement (collectively, the "Reporting Persons"):

•	NL Industries, Inc. ("NL") and Valhi, Inc. ("Valhi") as direct holders of Shares;

•	Valhi Holding Company ("VHC"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") and Contran Corporation ("Contran") by virtue of their direct or indirect ownership of NL;

•	Lisa K. Simmons by virtue of her being a co-trustee of the Family Trust (as defined and described below) and her position as co-chair of the Contran board of directors (the "Contran Board"); and

•	Serena Simmons Connelly by virtue of being co-trustee of the Family Trust and her position as co-chair of the Contran Board.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or her behalf.

Effective November 20, 2015, the Voting Agreement was terminated in accordance with its terms.

The following is a description of the relationships among the Reporting Persons.

All of Contran's outstanding voting stock is held by a family trust (the "Family Trust") established for the benefit of Ms. Simmons and Ms. Connelly and their children, for which Ms. Simmons and Ms. Connelly are co-trustees, or is held directly by Ms. Simmons and Ms. Connelly or entities related to them.  Ms. Simmons and Ms. Connelly are half-sisters.

Ms. Simmons and Ms. Connelly also serve as co-chairs of the Contran Board, and two other members of Contran management also serve on the Contran Board.  As co-trustees of the Family Trust, Ms. Simmons and Ms. Connelly have the shared power to vote and direct the disposition of the shares of Contran stock held by the Family Trust, and Ms. Simmons and Ms. Connelly each have the power to vote and direct the disposition of shares of Contran stock they hold directly or which is held by other entities related to them.

Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.  Dixie Rice is the direct holder of 100% of the outstanding common stock of VHC and may be deemed to control VHC.

Ms. Simmons and Ms. Connelly directly hold, or are related to the following persons or entities that directly hold, the following percentages of the 115,880,598 Shares outstanding as of the close of business on November 30, 2015 based on information from Kronos Worldwide (the "Outstanding Shares"):

Valhi	50.0%
NL	30.4%
Contran	0.1%

Together, Valhi, NL and Contran may be deemed to control Kronos Worldwide.

Ms. Simmons and Ms. Connelly directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of NL common stock:

Valhi	82.9%
Kronos Worldwide	Less than 0.1%
Serena Simmons Connelly	Less than 0.1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

Ms. Simmons and Ms. Connelly directly hold, or related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Valhi common stock:

VHC	92.6%
Serena Simmons Connelly	Less than 0.1%

VHC may be deemed to control Valhi.  Contran may be deemed to control VHC, by virtue of its ownership of Dixie Rice shares.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide own 14,372,970 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 82.9% of the outstanding shares of common stock of NL and 50.04% of the Outstanding Shares.  As a result of Valhi's direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL and Kronos Worldwide hold are not deemed outstanding.

By virtue of the stock ownership of each of Kronos Worldwide, NL, Valhi, VHC, Dixie Rice and Contran, the role of Ms. Simmons and Ms. Connelly as co-trustees of the Family Trust, Ms. Simmons and Ms. Connelly being beneficiaries of the Family Trust, the direct holdings of Contran voting stock by each of Ms. Simmons, Ms. Connelly and entities related to them, the positions as co-chairs of the Contran Board by each of Ms. Simmons and Ms. Connelly, in each case as described above, (a) Ms. Simmons and Ms. Connelly may be deemed to control the Family Trust, Contran, Dixie Rice, VHC, Valhi, NL and Kronos Worldwide and (b) Ms. Simmons and Ms. Connelly, Contran, Dixie Rice, VHC, Valhi, NL and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Shares.  However, Ms. Simmons and Ms. Connelly each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership in shares of such entities.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

Item 4.	Purpose of Transaction.

Depending upon their evaluation of Kronos Worldwide's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Ms. Simmons and Ms. Connelly may be deemed to control Kronos Worldwide.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

 (a)            The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

Valhi.	57,990,042
NL	35,219,270
Contran	137,672
Total	93,346,984

By virtue of the relationships described under Item 2 of this Statement:

(1)            NL may be deemed to be the beneficial owner of the 35,219,270 Shares (approximately 30.4% of the Outstanding Shares) that NL holds directly;

(2)            Valhi, VHC and Dixie Rice may each be deemed to be the beneficial owner of the 93,209,312 Shares (approximately 80.4% of the Outstanding Shares) that the NL and Valhi hold directly; and

(3)             Contran, Ms. Simmons and Ms. Connelly may each be deemed to be the beneficial owner of the 93,346,984 Shares (approximately 80.6% of the Outstanding Shares) that Valhi, NL and the Contran hold directly.

(b)            By virtue of the relationships described in Item 2 of this Statement:

(1)            NL may be deemed to share the power to vote and direct the disposition of the 35,219,270 Shares (approximately 30.4% of the Outstanding Shares) that NL holds directly;

(2)            Valhi, VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 93,209,312 Shares (approximately 80.4% of the Outstanding Shares) that the NL and Valhi hold directly; and

(3)            Contran, Ms. Simmons and Ms. Connelly may each be deemed to share the power to vote and direct the disposition of the 93,346,984 Shares (approximately 80.6% of the Outstanding Shares) NL, Valhi and Contran hold directly.

(d)            Valhi, NL and Contran each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

(e)            The Harold Simmons Foundation, Inc. ceased to be the beneficial owner of 5% of the outstanding Shares upon the final sale of its Valhi common stock on June 30, 2014.  Ms. Annette C. Simmons ceased to be the beneficial owner of 5% of the outstanding Shares upon the termination of the Voting Agreement as described in Item 2(a) of this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of November 30, 2015, Valhi has pledged 25.5 million Shares under a pledge and security agreement with PlainsCapital Bank in order to secure Contran's obligations under a credit agreement with PlainsCapital Bank.  In return for such pledge, Contran pays VHC a collateral pledge fee.

On September 25, 2014, Valhi no longer pledged any Shares for the benefit of the state of Texas related to specified decommissioning obligations associated with the low-level radioactive disposal facilities of Waste Control Specialists LLC, a subsidiary of Valhi.

The information included in Items 2, 4 and 5 of this Statement is hereby incorporated herein by reference.

To the best of their knowledge, none of the Reporting Persons or any person named in Schedule B to this Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of Kronos Worldwide, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 2, 2015

/s/ Lisa K. Simmons
Lisa K. Simmons
Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 2, 2015

/s/ Serena Simmons Connelly
Serena Simmons Connelly, Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 2, 2015

Steven L. Watson, Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

SCHEDULE A

LISA K. SIMMONS, as CO-TRUSTEE of the Family Trust and as CO-CHAIR of the Contran Board.

SERENA SIMMONS CONNELLY, as CO-TRUSTEE of the Family Trust and as CO-CHAIR of the Contran Board.

STEVEN L. WATSON, as VICE CHAIR of the Contran Board and CHAIRMAN OF THE BOARD, PRESIDENT or CHIEF EXECUTIVE OFFICER of each of:

DIXIE RICE AGRICULTURAL CORPORATION, INC.
NL INDUSTRIES, INC.
VALHI HOLDING COMPANY
VALHI, INC.

SCHEDULE B

The names of the directors and executive officers of the Reporting Persons and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Thomas E. Barry (1)	Vice president for executive affairs at Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University; and a director of Valhi.

Brian W. Christian	Vice president, strategic business development of Kronos Worldwide and senior vice president of Contran.

Serena S. Connelly	Director and co-chair of Contran.

Steven S. Eaton	Vice president and director of internal control over financial reporting of CompX, Kronos Worldwide, NL and Valhi.

Norman S. Edelcup (2)	Chairman of the Sunny Isles Beach Foundation, Inc.; director of CompX and Valhi; and trustee of the Baron Funds, a mutual fund group.

Loretta J. Feehan (3)	Director of CompX, Kronos Worldwide, NL and Valhi; and certified public accountant who consults on financial and tax matters.

L. Andrew Fleck	Director and vice president of Dixie Rice; and vice president-real estate of Contran.

Robert D. Graham
Vice chairman of the board, president and chief executive officer of NL; executive vice president and chief legal officer of Contran and Valhi, and executive vice president of Kronos Worldwide, Dixie Rice and VHC.

Tim C. Hafer	Vice president and controller of Kronos Worldwide and NL.

Janet G. Keckeisen	Vice president, corporate strategy and investor relations of Kronos Worldwide and Valhi.

Name	Present Principal Occupation

A. Andrew R. Louis	Vice president and secretary of CompX, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC; and secretary of Contran.

Kelly D. Luttmer	Executive vice president and chief tax officer of Valhi and Contran; executive vice president and global tax director of CompX, Dixie Rice, VHC, Kronos Worldwide and NL.

W. Hayden McIlroy (4)	Private investor primarily in real estate; and a director of Valhi.

Cecil H. Moore, Jr. (5)	Private investor; and a director of NL and Kronos Worldwide.

Andrew B. Nace	Senior vice president and general counsel of Contran and Valhi; and vice president of CompX, Kronos Worldwide and NL.

Bobby D. O'Brien
Vice chairman of the board, president and chief executive officer of Kronos Worldwide; executive vice president and director of CompX; executive vice president of NL; director, president and chief financial officer of Valhi, Dixie Rice and VHC; and president and chief financial officer of Contran.

Courtney J. Riley	Vice president, environmental affairs of Kronos Worldwide, NL, Valhi and Contran.

Lisa K. Simmons	Co-chair of the Contran Board.

Thomas P. Stafford (6)	Director of NL and Kronos Worldwide; chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of CompX, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC.

John A. Sunny	Vice president and chief information officer of Contran and Kronos.

Name	Present Principal Occupation

Gregory M. Swalwell
Executive vice president of CompX, executive vice president, controller and chief accounting officer of Contran and Valhi; executive vice president and controller of Dixie Rice and VHC; and executive vice president and chief financial officer of Kronos Worldwide and NL.

Steven L. Watson
Chairman of the board of CompX, Kronos Worldwide and NL; chairman of the board and chief executive officer of Valhi, Dixie Rice and VHC; and vice chair of the board and chief executive officer of Contran.

Terry N. Worrell (7)	Director of NL; and a private investor with Worrell Investments, Inc., a real estate investment company.

(1)	The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3)	The principal business address for Ms. Feehan is 164 Jackson Street, Denver, Colorado 80206.

(4)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5)	The address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(6)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(7)	The address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held

Thomas E. Barry	-0-

Brian W. Christian	-0-

Serena S. Connelly	-0-	(1)

Steven S. Eaton	-0-

Norman S. Edelcup	6,000

Loretta J. Feehan	4,000

L. Andrew Fleck	1,805	(2)

Robert D. Graham	-0-

Tim C. Hafer	-0-

Janet G. Keckeisen	6,500-

A. Andrew R. Louis	-0-

Kelly D. Luttmer	-0-

W. Hayden McIlroy	-0-

Cecil H. Moore, Jr.	14,524

Andrew B. Nace	464

Bobby D. O'Brien	18,082

Courtney J. Riley	-0-

Lisa K. Simmons	-0-	(3)

Thomas P. Stafford	18,700

John A. St. Wrba	-0-

Name	Shares Held

Gregory M. Swalwell	-0-

Steven L. Watson	357,352

Terry N. Worrell	10,000

(1)
Does not include other Shares of which Ms. Connelly may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Connelly disclaims beneficial ownership of all Shares.

(2)	Includes 1,850 directly held by his children.

(3)
Does not include Shares of which Ms. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Simmons disclaims beneficial ownership of all Shares.